

January 17, 2013

Via E-Mail
Ira Sobotko
Chief Financial Officer
National Patent Development Corporation
100 South Bedford Road, Suite 2R
Mount Kisco, New York 10549

   Re: National Patent Development Corporation
      Form 8-K
      Filed December 21, 2012
      File No. 000-50587

Dear Mr. Sobotko:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K

Item 2.01(a)-(e) Completion of Acquisition or Disposition of Assets, page 3

Merger with The Winthrop Corporation, page 3

1. Please describe the indemnification provisions referenced in the first paragraph and explain the basis for your decision not to file the Support Agreement as an exhibit.

2. We note your statement that the company entered into Investors' Rights Agreements with the "Key Company Employees." Please identify the key company employees and describe the material provisions of the Investor Rights Agreement in the filing.

Item 5.06 Change in Shell Company Status, page 4

Form 10 Disclosure Information, page 4

3. Please confirm that you have provided all of the information required by Item 2.01(f) of
   Form 8-K. In this regard, as examples only, we note that it does not appear that you have
   provided information required by Item 702 of Regulation S-K.

Risk Factors, page 11

Our business revenue is dependent on fees earned from the management of client accounts and
the distribution of financial and research products and services, page 11

4. We note your statement that the data you use to produce your investment research is
   provided to you at no cost but that you will begin paying for updates to the data in 2014. It
   appears that you are substantially dependent on this agreement. Please identify the third
   party source and file the agreement as an exhibit. Additionally, please tell us whether you
   have any other agreements with this third party or if you contract with this party for other
   goods and/or services. Additionally, discuss this known trend in an appropriate location in
   the "Financial Overview" discussion as required by Item 303(a)(2)(ii) of Regulation S-K.

We rely on outsourced service providers to perform key functions, page 12

5. Please file the agreements with the third party service providers or tell us why you believe
   you are not substantially dependent on them.

Directors and Executive Officers, page 27

6. Please confirm to us that, to the extent not already provided, you are not required to provide
   the disclosure required by Item 401(f) of Regulation S-K.

Recent Sales of Unregistered Securities, page 40

7. Please file a Form D for your recent sales of unregistered securities or tell us why it is not
   necessary to do so. Please refer to Securities Act Rule 503.

Exhibits, page 41

8. Please review your exhibit list to confirm you have completely provided all exhibits and
   listed them in accordance with Item 601(b) of Regulation S-K. As examples only, and not a
   complete list, please consider the following:

   • the company's bylaws should be incorporated by reference to Exhibit 3.2 of the
     company's Form S-1, rather than Exhibit 3.1; and

- the list of subsidiaries in Exhibit 21 should be revised to include the states of incorporation of the companies listed, pursuant to Item 601(b)(21) of Regulation S-K.

Please thoroughly review and revise your exhibits and your exhibit list.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ramin Olson at (202) 551-3331 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director